UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
EVERFLOW EASTERN PARTNERS, L.P.
(Name of Issuer)
EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
(Name of Person Filing Statement)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Copy to:
Thomas L. Korner, President Everflow Eastern Partners, L.P. 585 West Main Street Canfield, Ohio 44406 330-533-2692	Michael D. Phillips, Esq. Calfee, Halter & Griswold LLP 1400 KeyBankCenter 800 Superior Avenue Cleveland, Ohio 44114 216-622-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)
April 30, 2008
(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: 564,327 Units of Limited Partnership Interest at $16.25 per Unit	Amount of Filing Fee* $360.39

*	Previously paid. Calculated at $39.30 per million of Transaction Value.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid: $360.39
Form of Registration No.: Schedule TO
Filing Party: Everflow Eastern Partners, L.P.
Date Filed: April 30, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on April 30, 2008 (the “Schedule TO”) by Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”), in connection with the Company’s offer to purchase up to 564,327 units of limited partnership interest (the “Units”) at a purchase price of $16.25 per Unit in cash upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase for Cash and the Letter of Transmittal were previously filed with the Securities and Exchange Commission on April 30, 2008 with the Schedule TO as exhibits (a)(1) and (a)(2) respectively.
     The information in the Offer is incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 1. Summary Term Sheet, Item 4. Terms of the Transaction, Item 5. Past Contracts, Transactions, Negotiations and Agreements, Item 6. Purposes of the Transaction and Plans or Proposals, Item 8. Interest in Securities of the Subject Company, Item 10. Financial Statements, and Item 11. Additional Information
     Item 1—Summary Term Sheet, Item 4—Terms of the Transaction, Item 5—Past Contracts, Transactions, Negotiations and Agreements, Item 6—Purposes of the Transaction and Plans or Proposals, Item 8—Interest in Securities of the Subject Company, Item 10—Financial Statements and Item 11—Additional Information, which incorporates by reference the Offer to Purchase for Cash and the Letter of Transmittal, is hereby amended and supplemented as follows:
(1) Item 8 of the Schedule TO is amended and restated as follows:
Item 8. Interest in Securities of the Subject Company.
(a) BENEFICIAL OWNERSHIP OF UNITS IN THE COMPANY,
EVERFLOW MANAGEMENT LIMITED, LLC AND
EVERFLOW MANAGEMENT CORPORATION (“EMC”)
AS OF APRIL 30, 2008

			Percentage
			Interest in
		Percentage	Everflow	Percentage
	Units Held	of Units	Management	Interest in
Name of Unitholder	in Company	in Company(1)	Limited, LLC(2)	EMC

Robert F. Sykes(3) (4)	1,056,464	18.72	66.6666	66.6666
Thomas L. Korner(4)	138,575	2.45	16.6667	16.6667
William A. Siskovic(4)	71,731	1.27	16.6667	16.6667

All officers and directors as a group (3 persons in EMC)	1,266,770	22.44	100.0000	100.0000

(1)	Does not include the interest in the Company owned indirectly by such individuals as a result of their ownership in (i) the General Partner (based on its 1.18% interest in the Company) or (ii) EMC (based on EMC’s 1% managing member’s interest in the General Partner).

(2)	Includes the interest in the General Partner owned indirectly by such individuals as a result of their share ownership in EMC resulting from EMC’s 1% managing member’s interest in the General Partner.

(3)	Includes 732,855 Units held by Sykes Associates, LLC, a New York limited liability company owned by the four adult children of Mr. Sykes as members, 82,823 Units of the Company held by the Robert F. Sykes Annuity Trust, 79,639 Units held by the Robert F. Sykes Living Trust, 82,152 Units held by the Catherine H. Sykes Annuity Trust, and 78,995 Units held in the Catherine H. Sykes Living Trust.

(4)	The address of the above-named Unitholders is 585 West Main Street, Canfield, Ohio 44406.
          (b) Reference is hereby made to Section 12, “Transactions and Arrangements Concerning Units,” of the Offer, which Section is incorporated herein by reference.

(2) Item 10 of the Schedule TO is amended and restated as follows:
Item 10. Financial Statements.
(a) Reference is hereby made to the Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is attached hereto as Exhibit (a)(4) and incorporated herein by reference.
(b) Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,“of the Offer, which Section is incorporated herein by reference.
(c) Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,“of the Offer, which Section is incorporated herein by reference.
(3) Section 10 of the Offer to Purchase for Cash, “Certain Information About the Company; Historical and Pro Forma Financial Information,” is amended as follows:
The section entitled “Historical Financial Information,” beginning on page 20, is deleted and replaced in its entirety by the following:
Historical Financial Information
     A copy of the Company’s audited financial statements as of December 31, 2007 are included with the Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which was mailed along with this Offer. Unitholders are strongly urged to review such discussion and statements prior to making a decision whether or not to tender Units to the Company pursuant to the Offer. Set forth below is summary financial data for the years ended as of December 31, 2007 and 2006.

	For the Year Ended
	December 31,
	2007	2006

Revenue	$34,835,438	$34,847,915
Direct Cost of Revenues	9,628,297	9,759,368
Income From Operations	23,201,806	23,088,054
Net Income	23,505,248	23,142,714
Income Per Unit From Operations	4.06	4.03
Net Income Per Unit	4.12	4.04
Total Assets	75,123,907	72,462,307
Cash Distribution Per Unit	4.00	3.75

     Following is the summarized audited balance sheet for the Company as of December 31, 2007.

Assets:
Current Assets	$20,554,917
Property and Equipment (net)	54,491,444
Other Assets	77,546

Total Assets	$75,123,907

Liabilities and Partners’ Equity:
Current Liabilities	3,739,743
Deferred Income Taxes	400,000
Asset Retirement Obligations	1,933,704
Partners’ Equity	69,050,460

Total Liabilities and Partners’ Equity	$75,123,907

Book Value per Unit	$12.09

Pro Forma Financial Information
     Following is a summarized unaudited pro forma balance sheet for the Company as of December 31, 2007 disclosing the effect of the Offer, assuming all 564,327 Units are tendered and purchased.

Assets:
Current Assets	$11,384,603
Property and Equipment (net)	54,491,444
Other Assets	77,546

Total Assets	$65,953,593

Liabilities and Partners’ Equity:
Current Liabilities	3,739,743
Deferred Income Taxes	400,000
Asset Retirement Obligations	1,933,704
Partners’ Equity	59,880,146

Total Liabilities and Partners’ Equity	$65,953,593

Book Value per Unit	$11.64

     The Company’s income statement for the year ended December 31, 2007 will not be affected by the Offer. Income per Unit from operations would have increased by 11%, from $4.06 to $4.51, had the effect of the Offer, assuming all 564,327 Units were tendered and purchased, been reflected in such calculation for the entire year. Net income per Unit would have increased by 11%, from $4.12 to $4.57, had the effect of the Offer, assuming all 564,327 Units were tendered and purchased, been reflected in such calculation for the entire year.
(4) Section 8 of the Offer to Purchase for Cash, “Effects of the Offer,” is amended as follows:
The subheading, “Decrease in Book Value,” found on page 17 of the Offer to Purchase for Cash, has been amended to read “Accounting Treatment.”

(5) The “Cover Page” of the Offer to Purchase for Cash is amended as follows:
The first bullet point has been deleted and replaced in its entirety by the following:
“There is no established trading market for the Units. The purchase price of $16.25 per Unit is (a) more than the book value per Unit ($12.09) as of December 31, 2007, (b) lower than the price at which the Units were last traded ($20.48) in private transactions (as reported to the Company by the individual Unitholders who participated in private transactions), (c) may be less than fair market value since the purchase price of $16.25 per Unit, as adjusted for cash distributions of $1.50 per Unit in 2008 is determined based on 66% of the adjusted Book Value of the Company, which utilizes the “Standardized Measure of Discounted Future Net Cash Flows” from the Company’s Proved Developed Reserves as evaluated at December 31, 2007 in place of the carrying value of the Company’s oil and gas properties, and (d) may be less than the value which could be received in a sale or other disposition of the Company’s assets. There were three trades during 2005. Two trades occurred in June 2005 in which two different sets of two independent parties agreed upon transaction prices of $16.00 and $16.50 per Unit, respectively. Another trade occurred in September 2005 in which two independent parties agreed to a price that was not reported to the Company. In 2005, the Company offered to purchase 569,087 Units at a price of $14.46 per Unit. There were three trades during 2006. One trade occurred in June 2006 and one trade occurred in November 2006, in which two different sets of two independent parties agreed to prices that were not reported to the Company. Another trade occurred in December 2006 in which two independent parties agreed upon a transaction price of $23.25 per Unit. In 2006, the Company offered to purchase 567,467 Units at a price of $22.87 per Unit. There were two trades during 2007. One trade occurred in August 2007 in which two independent parties agreed upon a transaction price of $12.88 per Unit. Another trade occurred in November 2007 in which two independent parties agreed upon a transaction price of $20.48 per Unit. In 2007, the Company offered to purchase 564,409 Units at a price of $12.88 per Unit.”
(6) The “Risk Factors” section of the Offer to Purchase for Cash is amended as follows:
The following paragraph is added following the risk factor entitled “No Fairness Opinion.”
No Depositary. As in the past, the Company has not engaged a depositary in connection with the Offer. Accordingly, the Company will hold all Units tendered and not withdrawn by tendering Unitholders and funds for paying the purchase price will not be deposited with a third party for the benefit of tendering Unitholders. Because the Company will continue to hold such funds until payment, tendering Unitholders will be subject to the risk that events which adversely effect the Company’s financial viability, such as an event of bankruptcy, could result in tendering Unitholders not receiving payment for the Units tendered pursuant to the Offer.
(7) Question numbers seven and twelve of the Summary Term Sheet are amended as follows:
Question number seven of the Summary Term Sheet has been deleted and replaced in its entirety by the following:
7.	What are the most significant conditions to the Offer?

Everflow is not required to purchase any Units in the Offer if there is a reasonable likelihood that the consummation of the Offer would result in the termination of Everflow, or if a governmental proceeding challenges the making of the Offer or Everflow’s purchase of Units. Further, if any change occurs in Everflow’s business, condition, income, operations, Unit ownership or prospects of the Company and its subsidiaries, taken as a whole, which, as reasonably determined by the Company, would have a material adverse effect on the Company, then Everflow is not required to purchase any Units in the Offer.

Question number twelve of the Summary Term Sheet has been deleted and replaced in its entirety by the following:
12.	What is the market value or the net asset or liquidation value of my Units as of a recent date?

The book value of a Unit as of December 31, 2007 was $12.09. Units, as reported to the Company by individual Unitholders participating in private transactions in November 2007, traded at $20.48 per Unit.
(8) Section 5 of the Offer to Purchase for Cash, “Purchase of Units; Payment of Purchase Price,” is amended as follows:
Section 5 has been deleted and replaced in its entirety by the following:
     Section 5. Purchase of Units; Payment of Purchase Price. Upon the terms and subject to the conditions of the Offer, the Company will remit $16.25 per Unit for properly tendered Units within three (3) business days after the Expiration Date. No tendering Unitholder will be entitled to interest on the Purchase Price. In the event of a proration, the Company may not be able to determine the proration factor and pay for those Units which it has accepted for payment, and for which payment is otherwise due, until approximately three (3) business days after the Expiration Date.
     At the time that the Company accepts the Units for payment, the Units will be deemed purchased by the Company and will be held as Treasury Units and will not be subject to resale. The acceptance of Units for payment is intended to occur within three (3) business days after the Expiration Date.
(9) Section 6 of the Offer to Purchase for Cash, “Certain conditions of the Offer,” is amended as follows:
The final paragraph on page 15 of the Offer to Purchase for Cash is deleted and replaced in its entirety by the following:
“...which, as reasonably determined by the Company, prohibits the Company from proceeding with the Offer or with such purchase or payment. The foregoing conditions are for the Company’s benefit and may be asserted by the Company, on or before the Expiration Date (other than those subject to applicable law), regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part on or before the Expiration Date (other than those subject to applicable law). The Company’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the Expiration Date. Any determination by the Company concerning the events described in this Section 6 shall be final and shall be binding on all parties, subject to the tendering Unitholders’ right to bring any dispute with respect thereto before a court of competent jurisdiction. As of the date hereof, the Company believes that neither paragraph (a) nor paragraph (b) of this Section will prohibit the consummation of the Offer.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2008	EVERFLOW EASTERN PARTNERS, L.P.
	By:	EVERFLOW MANAGEMENT LIMITED, LLC General Partner

	By:	EVERFLOW MANAGEMENT CORPORATION Managing Member

	By:	/s/ William A. Siskovic
William A. Siskovic
Vice President and Secretary-Treasurer